ENDORSEMENT - LOAN PROVISIONS

This endorsement is made a part of this contract to which it is attached. It changes the terms and provisions of this contract.

Definition of "Debt"
"Debt" means the loan balance outstanding including any interest added to the initial loan amount.

Request for Loan
While this contract is in force and prior to settlement, you may request a loan of a part of the contract value provided there is no existing debt. Subject to the rules and limits of this contract, we will grant a loan on the sole security of this contract upon receipt of a signed written Loan Note, Agreement and Pledge (the Loan Note) in a form satisfactory to us. Another loan request may not be submitted until at least 30 days after any prior debt has been repaid in full.

We have the right to defer granting of any loan from the fixed contract value, if applicable, for six months from receipt of your request.

Loan Amount
You may request a loan for the contract's full surrender value, less an amount representing annual loan interest, provided such amount does not exceed the maximum loan amount set by law. The minimum loan amount you may request is $600.

The Loan Note specifies loan amount restrictions under Section 72 (p) of the Internal Revenue Code (the Code) with which you must agree to comply.

Loan Interest
Loan interest accrues daily at an annual rate of 6% in arrears. Loan interest will be added to your debt on a daily basis. If the interest is not paid when it is due, it will be added to your debt and charged the same interest rate.

Loan Period and Repayment
Debt must be repaid within 5 years unless the Loan Note specifies that the loan period shall be 10 years and is agreed to by us. The Loan Note specifies the amount and frequency of loan repayments that are necessary to meet the requirements under Section 72 (p) of the Code with which you must agree to comply. A quarterly review of the contract will be conducted for loan repayment compliance.

Repayments will reduce the debt and will be applied to the contract according to existing purchase payment allocations unless you notify us prior to the application of the loan payment.

Effect of Loan on Contract Value
Loans and loan interest will be processed from and charged against the contract value. Any existing debt will reduce, by the same amount, the amounts available for surrender, settlement, or death benefits payable. During the loan period, the portion of the contract value equal to your debt, will earn interest at an annual effective rate of 3% in lieu of the current fixed account interest rate.

If loan interest accrual on a defaulted loan causes the debt to exceed the contract value, the contract value will be used to repay the outstanding loan. Any amount not previously reported as a deemed distribution will become taxable at this time. The contract will then be considered terminated.

Partial Surrenders During Loan Period

Partial surrenders from the contract are subject to the following:

For Active Loans
While any active loan is outstanding, no partial surrenders will be permitted, except under the following conditions:

1.   the distribution is allowable, as defined in the Code, and

2. the distribution is limited to Surrender Value not required for maintenance of the active loan. The Loan Note specifies the amount required to remain in the contract.

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For Defaulted Loans
While any defaulted loan is outstanding, no partial surrenders will be permitted until the loan is repaid in full. The occurrence of any triggering event as defined by the Code will allow a defaulted loan to be repaid from contract value. You must notify us of any triggering event other than attaining age 59 1/2.

Loan Default
The following events will cause your loan to default, but not until 21 days after we mail notice to your last known address:

1. failure to repay the loan according to the loan repayment schedule specified in the Loan Note; or

2.  failure to repay the loan by the end of the loan period.

At the time of default, or when permitted by applicable tax law, one of the following actions will be taken by us:

1. We will fully repay the loan by surrendering the contract value, if sufficient pre-TAMRA funds exist for the surrender. The loan will be repaid, resulting in a taxable event; or

2. We will fully default the loan, resulting in a deemed distribution. The loan will then remain intact and accrue interest until repaid in full, or a triggering event is met that allows distribution of the defaulted loan.

If the loan interest accrual on a defaulted loan results in no contract value remaining outside the loan, the loan will be distributed and the contract will be terminated.

Surrender Charges
Any applicable contract surrender charges and IRS tax withholding will apply to the following:

1. If your debt is not repaid prior to full surrender or settlement of the contract and we treat your debt as a surrender; or

2. If we are required to take a distribution from your contract value to repay your defaulted loan.

Tax Status
Loans taken under the terms of this endorsement together with the Loan Note are intended to meet the requirements under Section 72 (p) of the Code as it now exists or may later be amended. With respect to remaining so qualified, we reserve the right to modify this contract to comply with: future changes of the Code; and any other requirements imposed by the Internal Revenue Service. We will provide you notice and copy of any such modifications.

This endorsement is issued as of the contract date of this contract unless a different date is shown here.


IDS Life Insurance Company


William A. Stoltzmann
Secretary